Exhibit 4.5

SECOND AMENDMENT TO RIGHTS AGREEMENT

SECOND AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”) dated as of the 11th day of February, 2002, by and among CellStar Corporation, a Delaware corporation (the “Company”), and Mellon Investor Services LLC, a New Jersey limited liability company (formerly known as ChaseMellon Shareholder Services, L.L.C.), as Rights Agent (the “Rights Agent”).

RECITALS

1.    The Company and the Rights Agent have previously entered into that certain Rights Agreement, dated as of December 30, 1996, and that certain First Amendment to Rights Agreement dated as of June 18, 1997 (as so amended, the “Agreement”).

2.    Section 27 (Supplements and Amendments) of the Agreement provides, in part, that prior to the Distribution Date (as defined in the Agreement), the Agreement may be supplemented or amended without the approval of any holders of certificates representing shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”).

3.    The Company desires to effect an exchange offer (the “Exchange Offer”) for its outstanding 5% Convertible Subordinated Notes due 2002 (the “Existing Notes”) pursuant to which the holders of the Existing Notes will have the option of receiving the Company’s new 5% Senior Subordinated Convertible Notes due November 2002 (the “New Notes”).

4.    The Company desires to amend the Agreement to ensure that no Person (as defined in the Agreement) will become an Acquiring Person (as defined in the Agreement) as a result of participating in the Exchange Offer.

AGREEMENT

Section 1.    Definitions.    All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

Section 2.    Corrected Definition.    Pursuant to Section 27 of the Agreement (Supplements and Amendments), the undersigned wish to amend Section 1(t) of the Agreement (Certain Definitions—Exempt Person) by deleting the existing Section 1(t) in its entirety and replacing it with a new Section 1(t) to read as follows:

“(t) “Exempt Person” shall mean any Person who or which becomes the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding as the result of such Person’s acquisition from the Company of the

Company’s 5% Senior Subordinated Convertible Notes due November 2002, and the shares of Common Stock issuable upon conversion thereof, in exchange for the Company’s 5% Convertible Subordinated Notes due 2002 held by such Person, unless and until such Person, while a Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, shall become the Beneficial Owner of additional shares of Common Stock constituting 1% or more of the then outstanding shares of Common Stock.”

Section 3.    Governing Law.    This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

Section 4.    Counterparts.    This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to Rights Agreement to be duly executed as of the day and year first above written.

CELLSTAR CORPORATION

By:	/s/ Elaine Flud Rodriguez
Elaine Flud Rodriguez Senior Vice President, Secretary, and General Counsel

MELLON INVESTOR SERVICES LLC, as Rights Agent

By:	/s/ Deanna Anger
Name: Deanna Anger Title: Client Service Manager

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